CITI
100 Summer Street
Suite 1500
Boston, MA 02110
July 29, 2008
VIA EDGAR
Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: RidgeWorth Funds (“RidgeWorth”) —File Nos. 033-45671 and 811-06557
Dear Mr. O’Connor:
This is in response to your comments regarding RidgeWorth’s post-effective amendment No. 74 to its registration statement as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2008, which you, Magda El Guindi-Rosenbaum of Morgan, Lewis & Bockius LLP and I discussed by telephone on July 2, 2008. The filing was made for the purpose of adding the Seix Global Strategy Fund (the “Fund”) as a series of RidgeWorth. The numbered paragraphs below correspond to the order of your comments.
1.	Comment: You have asked RidgeWorth to supplementally inform you of the expected percentage of Fund assets to be invested in foreign currencies.

Response: RidgeWorth has not imposed a specific limitation on the Fund’s investment in foreign currencies. However, RidgeWorth currently expects these investments to range between 40% and 70%.

2.	Comment: You have asked RidgeWorth to enhance the risk disclosure regarding investment in foreign currencies.

Response: The risk disclosure will be expanded to address your concerns regarding the range and unpredictability of events that could impact currency movements.

3.	Comment: You have asked for clarification regarding the Fund’s investment in below investment grade debt.

Response: The disclosure in the section of the prospectus entitled “Investment Strategy” will be revised to clarify that the Fund may invest in below investment grade debt securities, which are commonly known as “junk bonds.”

4.	Comment: In light of the use of the term “Global” in the Fund’s name, you have asked for disclosure to the effect that the Fund will invest at least 40%, and no less than 30%, of its assets in companies organized, located or doing significant business outside of the United States.

U.S. Securities and Exchange Commission
July 29, 2008

Response: RidgeWorth currently intends to invest more than 40% of the Fund’s assets in issuers outside of the United States and is aware that use of the term “Global” implies investment in a number of different countries, one of which may be the United States. However, RidgeWorth declines to specify the percentage of the Fund’s assets that will be invested outside of the United States.

5.	Comment: You have asked whether the Fund will be managed to maintain a specific maturity or duration.

Response: As stated in the first paragraph under “Investment Strategy,” the Fund may invest in debt securities with a range of maturities from short to long term. The Fund does not have a duration strategy.

6.	Comment: You have requested enhanced disclosure regarding the risks of derivatives.

Response: The disclosure under “Investment Strategy” will be revised to clarify RidgeWorth’s intention to invest in derivatives as part of the Fund’s principal investment strategy. In addition, the risk disclosure in the section entitled “What are the Principal Risks of Investing in This Fund” will address additional risks associated with derivatives.

7.	Comment: You have asked for disclosure regarding the impact of the Fund’s high rate of portfolio turnover on short-term capital gains.

Response: The disclosure regarding the Fund’s portfolio turnover rate will reflect that high turnover rates will often generate short-term capital gains and that such gains are taxed as ordinary income.

8.	Comment: You have asked for disclosure regarding the tax consequences of derivatives.

Response: The disclosure regarding the risks of derivatives will be expanded to clarify that certain derivatives may generate short-term capital and that such gains are taxed as ordinary income.

9.	Comment: You have asked for enhanced disclosure regarding the risks of credit default swaps.

Response: Specific risks associated with credit default swaps will be disclosed in the section of the prospectus entitled “What are the Principal Risks of Investing in This Fund.”

10.	Comment: You have asked whether the amount of fees and expenses to be incurred indirectly as a result of the fund’s investment in other investment companies requires disclosure in a separate line item in the fee table.

Response: RidgeWorth expects that the Fund’s investments in other investment companies, if any, will not exceed 0.01 percent of the Fund’s average net assets. Thus, a separate line item would not be required since the amount would be considered de minimus.

U.S. Securities and Exchange Commission
July 29, 2008

11.	Comment: You have requested disclosure in the section of the prospectus entitled “How the Fund Calculates NAV “ regarding the review by the Fund’s board of trustees of the methodology used by the Fund’s pricing services and review of the accuracy of the methodology provided by the Fund’s pricing services.

Response: The prospectus will be revised to inform investors that prices for many securities are provided by independent pricing services approved by the Board of Trustees.

12.	Comment: You have asked RidgeWorth to confirm supplementally that the Fund is able to monitor for market timing activity at the omnibus account level.

Response: RidgeWorth uses a risk based calculation to determine if activity in an omnibus account warrants further investigation to determine if market timing activity is occurring at the underlying account level.

13.	Comment: You have requested disclosure in the section of the prospectus entitled “Taxes” regarding the impact of the Fund’s use of derivatives and high portfolio turnover on short-term capital gains.

Response: RidgeWorth will clarify that the use of certain derivatives and high portfolio turnover will often generate short-term capital gains and that such capital gains are taxed as ordinary income.
RidgeWorth acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. RidgeWorth further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the SEC from taking any action with respect to such filing.
If you have any questions or comments regarding the above, please contact me at (617) 824-1369.
Very truly yours,
/s/ Cynthia Surprise
Cynthia Surprise